SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER



                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        Date of Report: April 29, 2002



                                   BIORA AB

                            SE-205 12 Malmo, Sweden

                        Telephone: (011) 46-40-32-13-33







         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     [x] Form 20-F                       [_] Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     [_] Yes                             [x] No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.


         This Form 6-K consists of the first quarter report, dated April 29, 2002, of Biora AB.




                       Report for the first quarter 2002

                                Biora AB (publ)

                                April 29, 2002


                                 1st Qtr        1st Qtr       Full year
                                  2002           2001            2001
------------------------------ ------------- ------------- ---------------
Net sales, SEK million             35.0          27.0            110.7
------------------------------ ------------- ------------- ---------------
Operating loss, SEK million        -1.0          -9.0            -26.5
------------------------------ ------------- ------------- ---------------
Net  loss, SEK million             -0.7          -8.6            -25.1
------------------------------ ------------- ------------- ---------------


         o Performance for the period improved significantly in terms of sales and net results.

         o Sales during the first quarter 2002 increased by 30 percent to SEK 35.0 million (compared to SEK 27.0 million for the first quarter 2001). The increase occurred primarily in the United States and Japan.

         o Net loss for the period was SEK 0.7 million (compared to a loss of SEK 8.6 million for the first quarter 2001).

         o        EmdogainGel has been introduced in the Japanese market.

         o Lars Hammarstrom has been appointed as Chairman of the Biora Scientific Advisory Board, and due to this appointment, has declined re-election to the Board of Directors.


Biora develops, manufactures and sells biology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan, naturally regenerates the tooth-supporting structure that the tooth has lost due to periodontitis. Biora's American Depositary Shares are quoted on the OTC market in the U.S. and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.


Report for the first quarter 2002.

(Throughout this report, figures for the comparable period in year 2001 are noted in parentheses immediately following the year 2002 figures.)

Biora's net sales for the first quarter 2002 amounted to SEK 35.0 million (SEK
27.0 million). This represents an increase in revenue of 30% (24% at fixed rates of exchange). The increase in sales occurred primarily in the United States and Japanese Markets. The first delivery of EmdogainGel to Japan was made during January 2002. No deliveries were made to Japan during the corresponding period 2001.



                         Sales by quarter, SEK million

                              [GRAPHIC OMITTED]


                  Moving annual  sales reported by
                  quarter, Q1 2000 - Q1 2002. SEK million

                              [GRAPHIC OMITTED]


MARKETS

Continued strong sales growth in the U.S market

The United States is Biora's single largest market. Sales in the first quarter 2002 were SEK 16.3 million (SEK 13.2 million), an increase of 23% in SEK and 15% in local currency compared to the corresponding period 2001. The continued strong sales growth can be attributed to a more efficient regional sales organization. This structure has provided stronger communication and improved service to U.S. customers. The sales growth is also a result of a more focused sales strategy to increase product usage within the current customer base. In addition, EmdogainGel has become more established due to the product's continued presence at scientific meetings and through the publication of a number of articles about the product in professional journals.



Limited sales growth in the German market during the period

Germany is Biora's largest market in Europe. Sales in the first quarter 2002 amounted to SEK 6.6 million (SEK 6.4 million), an increase of 3% (1% in local currency) compared to the corresponding period 2001.


Launch of EmdogainGel in Japan

The Japanese regulatory authority registered EmdogainGel in December 2001. The initial launch of EmdogainGel to key opinion leaders through a series of seminars introducing the benefits of the new product by Biora's partner Seikagaku, took place in mid March. The official launch of EmdogainGel took place during mid April in conjunction with The Japanese Association of Clinical Periodontology, one of the largest periodontal congresses in Japan for dentists who treat patients with periodontal disease. Biora's initial delivery of EmdogainGel to Seikagaku took place during the first quarter 2002 and amounted to SEK 4.2 million. No shipments had been made during the corresponding period in 2001.


Introduction of EmdogainGel TS in selected distributor markets

The introduction of EmdogainGel TS began in Germany and the Nordic markets during the month of October and in Italy during November,2001. The introduction of the EmdogainGel TS has received a positive response from Biora's customers. In April, Biora plans to launch EmdogainGel TS in selected distributor markets, including France, Switzerland and Israel.


RESEARCH AND DEVELOPMENT

Biora's research efforts are focused on developing new, proprietary products for the dental market, and on expanding the indications for EmdogainGel.

Ongoing research projects include:

o    An enamel matrix protein-based product for endodontic therapy
     (treatment of dental pulp) - a phase I trial is underway.
o A product to treat xerostomia (dry mouth)- a phase I study on healthy volunteers with this patent-protected pharmaceutical product was initiated during 2001.
o Development of a new product for growth of hard tissues, such as bone and dentin (MATRIX project). For this project, Biora and four University clinics received a grant of 2.5 million euro over the next four years from the European Commission. Biora retains the commercial rights to all products derived from the project.

One project, which was initiated during 2001 to develop an enamel matrix protein-based product to reduce pain and discomfort following scaling and root planing of periodontal pockets, has been terminated. The decision to terminate this project was due to the results of a phase II study, which were unable to demonstrate clinical significance in the efficacy parameters compared with conventional treatment.


OTHER INFORMATION

Lars Hammarstrom  - appointed Chairman of Biora's Scientific Advisory Board

Lars Hammarstrom, one of the founders of Biora, has been appointed as Chairman of Biora's Scientific Advisory Board. This Board was recently formed with the objective to evaluate Biora's research projects and patent applications and to provide advice and recommendations on the future direction of Biora's R&D efforts. Due to this appointment, Professor Hammarstrom has declined re-election as a member of Biora's Board of Directors at the Company's Annual General Meeting today in Malmo.

In March, Svein G. Eskedal informed the Board that he is resigning from his position as a Director.

FINANCIAL INFORMATION

Net sales

The group's net sales during the first quarter 2002 increased to SEK 35.0 million (SEK 27.0 million). This corresponds to an increase of 30% (24 % at fixed rates of exchange).


Results

Gross profit during the first quarter 2002 was SEK 28.2 million (SEK 20.7 million). The improvement is primarily attributed to increased sales in the United States and the launch of EmdogainGel in Japan.

The operating loss in the first quarter 2002 amounted to SEK 1.0 million (SEK
9.0 million loss). This is due to the increase in sales. Selling expenses were increased by SEK 1.3 million and research and development costs decreased by SEK 2.5 million. The reduction in R&D expenses is primarily due to completion of some R&D projects during 2001. Administrative expenses during the first quarter 2002 were decreased by SEK 0.8 million. The change in other operating income and expenses can be explained by installment payments (SEK 1.0 million) for a license agreement related to the development of the xerostomia (dry mouth) project during the first quarter 2001.



Net financial items for the first quarter 2002 were SEK 0.3 million (SEK 0.4 million).


The net loss after tax in the first quarter 2002 was SEK 0.7 million (SEK 8.6 million loss) corresponding to a loss of SEK 0.03 per share (SEK 0.41 loss) calculated on the average number of shares outstanding (23,753,800, compared to 21,203,800 during the corresponding period 2001).



Capital Expenditures

Capital expenditures for tangible long term assets and patents during the period were SEK 0.4 million (SEK 0.4 million).


Financial position

The net change in cash and cash equivalents during the first quarter 2002 was negative SEK 3.5 million (negative SEK 11.5 million).

At the end of the reporting period (figures for December 31, 2001, for comparison, are given below in parentheses) the group's liquid funds amounted to SEK 48.0 million (SEK 51.5 million), the equity/assets ratio was 63.2 % (60.6 %) and the group's equity amounted to SEK 55.3 million (SEK 55.9 million).


Employees

As of March 31, 2002, the Group had 79 employees, compared to 83 at December 31, 2001.



Accounting principles

The accounting principles and calculation methods used in this report for the first quarter 2002 are the same as those used in the annual report 2001.


Coming financial information

Biora will publish financial information on the following dates:

Interim Report for the first six months 2002              August 23, 2002
Interim Report for the first nine months 2002             November 7, 2002




                             Malmo, April 29, 2002

Donna Janson, President and CEO

Biora's auditors have not audited this interim report
Biora AB has registered the trademarks Emdogain(R) and PrefGel(TM). In this report these registrations are only publicized in this paragraph.

-------------------------------------------------------------------------------

This report may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission

-------------------------------------------------------------------------------
For further information, please contact:

- Tommie Johansson, Corporate Communications and Investor Relations, Biora, tel: +46 40-32 13 65 or +46 70 32 21 365
-   Donna Janson, President and CEO of Biora, tel: +46 40 32 12 28
-   Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797
-   http://www.biora.com


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      2002          2002          2001         2001
(Swedish GAAP, unaudited)                                            First         First         First    Full year
                                                                   quarter       quarter       quarter
                                                                 (TUSD) 1)        (TSEK)        (TSEK)       (TSEK)

Net sales                                                            3 322        35 006        27 007      110 677
--------------------------------------------------------------------------------------------------------------------
Costs of goods sold                                                   -647        -6 814        -6 306      -22 797
--------------------------------------------------------------------------------------------------------------------
Gross profit                                                         2 675        28 192        20 701       87 880
--------------------------------------------------------------------------------------------------------------------
Selling expenses                                                    -1 823       -19 215       -17 910      -76 998
--------------------------------------------------------------------------------------------------------------------
Administrative expenses                                               -505        -5 319        -6 158      -22 880
--------------------------------------------------------------------------------------------------------------------
Research and development costs                                        -412        -4 344        -6 877      -26 787
--------------------------------------------------------------------------------------------------------------------
Other operating income and expenses 2)                                 -30          -321         1 219       12 321
--------------------------------------------------------------------------------------------------------------------
Operating loss                                                         -96        -1 007        -9 025      -26 464
--------------------------------------------------------------------------------------------------------------------
Financial net                                                           33           346           400        1 403
--------------------------------------------------------------------------------------------------------------------
Loss after financial items                                             -63          -661        -8 625      -25 061
--------------------------------------------------------------------------------------------------------------------
Income tax 3)                                                           -5           -50             -          -34
--------------------------------------------------------------------------------------------------------------------
Net loss for the period                                                -68          -711        -8 625      -25 095
--------------------------------------------------------------------------------------------------------------------



Loss per share 4)                                                   -0.003         -0.03         -0.41        -1.14
--------------------------------------------------------------------------------------------------------------------

Number of shares outstanding at the end of the
period (000s)                                                       23 754        23 754        21 204       23 754
--------------------------------------------------------------------------------------------------------------------


Average number of shares outstanding (000s)                         23 754        23 754        21 204       22 014
--------------------------------------------------------------------------------------------------------------------



1)    Average exchange rate Jan-Mar, 2002, USD 1 = 10.5375

2)    Instalments for license agreement regarding a development project for xerostomia are included in other operating income by 1,039 TSEK in the first quarter and by 4,965 TSEK during the full year 2001. The Consolidated Other operating income for the full year 2001 also includes a lump sum amounting to 10,000 TSEK ( 0 TSEK in the first quarter) for a licence agreement regarding a BioEx development project in woundhealing (non dental). The
      Consolidated Other expenses for the full year 2001 include 1,200 TSEK ( 0 TSEK in the first quarter) in royalty expenses to the Swedish Industrial fund for the latter licence agreement as well as 1,447 TSEK ( 0 TSEK in the first quarter) in administrative expenses in connection with the outlicencing of the woundhealing project.

3)    The Company does not account for any tax income, neither regarding the loss for the full year nor regarding accumulated losses. Deferred tax assets have been reduced by a valuation allowance to the amount that is "more likely than not" to be realized. The net deferred tax asset is zero.

4)    Loss per share has been calculated by dividing the loss for the period by the average number of shares. Since the present value of the options' exercise prices are higher than the net realizable value of the shares, the loss per share before and after dilution is the same.





CONSOLIDATED BALANCE SHEETS

                                                                  Mar 31      Mar 31     Mar 31    Dec 31,
(Swedish GAAP, unaudited)                                           2002        2002       2001       2001
                                                               (TUSD) 1)      (TSEK)     (TSEK)     (TSEK)

Intangible long term assets                                          655       6 901      7 122      6 948
-----------------------------------------------------------------------------------------------------------
Tangible long term assets                                            315       3 315      5 718      3 738
-----------------------------------------------------------------------------------------------------------
Financial long term assets                                            59         623        641        634
-----------------------------------------------------------------------------------------------------------
Total long term assets                                             1 029      10 839     13 481     11 320
-----------------------------------------------------------------------------------------------------------

Inventories                                                          687       7 241      5 487      7 836
-----------------------------------------------------------------------------------------------------------
Current receivables                                                2 031      21 403     18 625     21 495
-----------------------------------------------------------------------------------------------------------
Bank deposits                                                      2 657      28 000     27 000     25 951
-----------------------------------------------------------------------------------------------------------
Cash and bank                                                      1 900      20 020     15 233     25 520
-----------------------------------------------------------------------------------------------------------
Total current assets                                               7 275      76 664     66 345     80 802
-----------------------------------------------------------------------------------------------------------

Total assets                                                       8 304      87 503     79 826     92 122
-----------------------------------------------------------------------------------------------------------

Shareholders' equity 2)                                            5 251      55 337     47 390     55 870
-----------------------------------------------------------------------------------------------------------
Provisions                                                            28         296        273        305
-----------------------------------------------------------------------------------------------------------
Long term liabilities 2), 3)                                           -           -      2 586          -
-----------------------------------------------------------------------------------------------------------
Current liabilities 3)                                             3 024      31 870     29 577     35 947
-----------------------------------------------------------------------------------------------------------

Total shareholders' equity and liabilities                         8 304      87 503     79 826     92 122
-----------------------------------------------------------------------------------------------------------

1) Average exchange rate Jan-Mar 2002, USD 1 = 10,5375


2) Change in shareholders' equity

                                                      Share        Other     Accumu-      Total      Total      Total
                                                    capital   restricted      lated   03.31 2002 03.31 2001  12.31 2001
                                                                  equity       loss

Opening                                                 950       90 004     -35 084     55 870     50 915     50 915
Balance
Earlier received option premiums matured                                                      -      5 320      5 320
Issuance of new shares                                                                        -          -     23 805
Liabilities for option premiums received transferred                                          -          -      1 106
to share premium reserve                                            -144         322        178       -220       -181
Change in translation differences                                               -711       -711     -8 625    -25 095
Loss for the period
                                                        950       89 860     -35 473     55 337     47 390     55 870
Closing
Balance

3) The interest bearing liabilities amounted to zero on March 31, 2002, and December 31,2001, 2,400 TSEK on March 31,2001.





STATEMENT OF CASH FLOWS



Consolidated (TSEK)                                                                2002         2001         2001
(Swedish GAAP, unaudited)                                                 First quarter        First    Full year
                                                                                             quarter

Loss for the period                                                                -711       -8 625      -25 095
------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                       794        1 246        5 939
------------------------------------------------------------------------------------------------------------------
Other adjustments to reconcile net loss to net cash flow from operating
activities                                                                           54           25           89
------------------------------------------------------------------------------------------------------------------
Change in assets and liabilities                                                 -2 879       -6 089       -6 413
------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                            -2 742      -13 443      -25 480
------------------------------------------------------------------------------------------------------------------
Capital expenditures (tangible assets and patents)                                 -387         -410       -2 872
------------------------------------------------------------------------------------------------------------------
Payments concerning other long-term receivables                                       -        1 920        1 920
------------------------------------------------------------------------------------------------------------------
Net cash used in/ from investing activities                                        -387        1 510         -952
------------------------------------------------------------------------------------------------------------------
Net cash from financing activities                                                    -            -       23 500
------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                       -322          411          648
------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                          -3 451      -11 522       -2 284
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------


KEY RATIOS

Consolidated                                         2002            2001          2001        2000         1999
(Swedish GAAP, unaudited)                   First quarter   First quarter     Full year   Full year    Full year


Net sales (TSEK)                                   35 006          27 007       110 677      89 160       73 556
-----------------------------------------------------------------------------------------------------------------
Gross margin, % 2)                                   80.5            76.7          79.4        76.3         79.0
-----------------------------------------------------------------------------------------------------------------
R & D costs (TSEK) 3)                               4 344           6 877        26 787      42 789       41 597
-----------------------------------------------------------------------------------------------------------------
Return on capital employed, % 1), 4)                 -4.8           -66.1         -45.5       -83.7        -50.7
-----------------------------------------------------------------------------------------------------------------
Return on equity, %  5)                              -5.1           -70.2         -47.0       -85.4        -50.8
-----------------------------------------------------------------------------------------------------------------
Equity / assets ratio, % 6)                          63.2            59.4          60.6        55.8         78.3
-----------------------------------------------------------------------------------------------------------------
Net debt / equity ratio, % 7)                       -86.8           -84.1         -92.1      -100.9        -88.5
-----------------------------------------------------------------------------------------------------------------
Total equity (TSEK)                                55 337          47 390        55 870      50 915      127 406
-----------------------------------------------------------------------------------------------------------------
Average number of shares
outstanding, (000s) 8)                             23 754          21 204        22 014      21 204       21 204
-----------------------------------------------------------------------------------------------------------------
Equity per share, SEK 8)                             2.33            2.23          2.54        2.40         6.01
-----------------------------------------------------------------------------------------------------------------
Loss per share, SEK 8)                              -0.03           -0.41         -1.14       -3.59        -4.09
-----------------------------------------------------------------------------------------------------------------
Cash flow per share, SEK 9)                         -0.15           -0.54         -0.10       -2.78        -3.50
-----------------------------------------------------------------------------------------------------------------


1)    Return on capital employed and return on equity have been calculated by multiplying the three months operating loss and net loss by 4 to obtain comparability to the other presented twelve months key ratios.

2)    Gross profit divided by net sales .

3)    R&D-costs are shown gross, including capitalized costs. During 2002, as well as during 1999, 2000 and 2001, no costs have been capitalized under the caption Capitalized R&D costs, which explains why the net and gross costs were equal, 4 344.

4)    Operating loss plus financial income divided by average total assets (total assets less non-interest- bearing operating liabilities including deferred taxes).


5)    Net loss divided by average equity.

6)    Shareholders' equity divided by total assets.

7)    Interest-bearing liabilities less cash and bank deposits divided by shareholders' equity.

8)    The dilution effects of outstanding options have not been considered when calculating equity, loss and cash flow per share for the years 1999-2002 as the present values of the exercise prices at each year end has been higher than the net realizable value of the shares.

9)    Net change in cash and cash equivalents divided by the average number of shares in accordance with note 8).



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   BIORA AB


        Dated:  April 29, 2002     By:  /s/  Kerstin Palsson
                                        ---------------------------
                                        Kerstin Palsson
                                        Chief Financial Officer